United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2024 and 2023		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2024 and 2023		5

Notes to Financial Statements		6

Supplemental Schedules *

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - As of December 31, 2024	21

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2024	22

Signatures		23

Exhibit Index		24

* Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee and
Plan Participants of Occidental Petroleum Corporation Savings Plan
Houston, Texas
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 and schedule of reportable transactions for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 27, 2025

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2024 and 2023
(Amounts in thousands)

	2024	2023
Assets:
Investments:
At fair value:
Short-term investment fund	$12,014	$11,638
Common stock	583,387	706,550
Plan interest in master trust accounts	2,649,136	2,227,499
Total investments at fair value	3,244,537	2,945,687
At contract value:
Plan interest in master trust accounts	258,996	293,355

Receivables:
Notes receivable from participants	29,520	27,768
Interest and dividends	2,257	2,193
Participant contribution	216	3,575
Employer contribution	130	2,460
Total receivables	32,123	35,996
Total assets	3,535,656	3,275,038

Net assets available for benefits	$3,535,656	$3,275,038

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2024 and 2023
(Amounts in thousands)

	2024	2023
Changes to net assets attributable to:
Investment income (loss):
Interest	$644	$681
Dividends	10,449	8,656
Net depreciation in fair value of investments	(117,908)	(27,861)
Plan interest in master trust accounts investment income	368,489	361,249
Total investment income	261,674	342,725

Interest income on notes receivable from participants	2,527	1,839
Contributions:
Participant	140,691	125,223
Employer	102,366	89,944
Participant rollovers	18,537	12,418
Total contributions	261,594	227,585
Deductions:
Benefits paid to participants	262,888	215,677
Administrative expenses	2,289	1,843
Total deductions	265,177	217,520

Net increase	260,618	354,629

Net assets available for benefits:
Beginning of year	3,275,038	2,920,409
End of year	$3,535,656	$3,275,038

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Occidental, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).

The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). The Plan document provides that a fiduciary appointment officer has sole authority to appoint, remove, and monitor members of the Committees. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2024 and 2023, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees. Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $7,500 for 2024 and 2023. The Plan permits Roth contributions and in-plan Roth rollover contributions.

    Newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a before-tax contribution amount of 5% of base pay.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received employer matching contributions between 85% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Occidental Stock Fund (Oxy Stock Fund).  All vested participants may elect to transfer their employer matching contributions to other investment funds.

The Plan allows active employees who are eligible to participate in the Plan to roll over into the Plan all or part of the taxable money received in an eligible rollover distribution from another employer's tax-qualified retirement plan.

(d)    Participant Accounts

    All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses and charged with investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant's monthly base compensation. Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans. The maturity dates on currently outstanding notes receivable from participants range from January 2025 to November 2034. The loans are secured by the balance in the participant's account at the time the loan is approved. Loan interest rates are fixed on first day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan. Interest rates ranged from 3% to 11% on loans outstanding as of December 31, 2024 and 2023. Principal and interest are paid ratably through payroll deductions.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Occidental common stock.

(h)    Forfeited Accounts

Forfeited nonvested accounts may be used to pay reasonable costs of administering the Plan and reduce employer contributions. As of December 31, 2024 and 2023, the balance of forfeited nonvested accounts was not material. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the Plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

During 2024 and 2023, no forfeitures were used to reduce employer contributions.

(i)    Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and judgments provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements. See Note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Contributions

Contributions from Plan participants and employer matching contributions are recorded in the year in which the employee contributions are withheld from compensation.

(e)    Payment of Benefits

Benefits are recorded when paid.

(f)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(g)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value. See Note 5 and Note 6 for tables that set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023.

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Short-Term Investment Fund

The short-term investment fund is valued at the NAV of the shares held by the Plan.

(d)    Common/Collective Trusts

The common/collective trusts are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities. As of December 31, 2024 and 2023, there were no redemption restrictions on these investments.

(e)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan's investment options include a Stable Value Fund which invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trusts.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting interest rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting interest rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting interest rate. The key factors that influence future crediting interest rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2024	2023
Short-term investment fund	$8,944	$9,212
Synthetic guaranteed investment contracts:
Common/collective trusts	360,227	410,146

Total investments	$369,171	$419,358

The Plan’s ability to receive amounts due is dependent on the contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the contract issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the contract issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include, but are not limited to: (i) a breach of material obligation under the contract, (ii) a material misrepresentation, and (iii) a material amendment to the agreement without the consent of the contract issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Occidental’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2024	2023
Net assets:
Short-term investment fund	$12,014	$11,638
Occidental common stock	583,387	706,550
Interest and dividends receivable	30	71
	$595,431	$718,259

	Year ended December 31,
	2024	2023
Changes in net assets:
Contributions	$110,796	$95,594
Investment income	10,585	8,754
Net depreciation in fair value of investments	(122,137)	(36,528)
Transfers between funds	(76,693)	(72,053)
Benefits paid to participants	(45,219)	(45,788)
Administrative expenses	(160)	(143)
Changes in net assets	$(122,828)	$(50,164)

The following tables provide the fair value measurement information for the Oxy Stock Fund as of December 31, 2024 and 2023 as discussed in Note 3 (amounts in thousands).

	Assets at fair value as of December 31, 2024
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$583,387	$583,387
Total assets the fair value hierarchy	583,387	583,387

Investments measured at NAV:
Short-term investment fund		12,014
Investments at fair value	$583,387	$595,401

	Assets at fair value as of December 31, 2023
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$706,550	$706,550
Total assets the fair value hierarchy	706,550	706,550

Investments measured at NAV:
Short-term investment fund		11,638
Investments at fair value	$706,550	$718,188

(6)    Plan Interest in Master Trust Accounts

The Plan participates in the Occidental Petroleum Corporation Defined Contribution Plan Master Trust (DCP Master Trust), which invests in various funds that are available to participants including Target Date Funds, Index Funds, and Active Funds. The Plan also invests in a synthetic GIC fund managed by Invesco (GIC MTIA). The Plan and the Occidental Retirement Plan each own an undivided interest in the DCP Master Trust and the GIC MTIA.

Prior to March 28, 2024 the Plan, the Occidental Retirement Plan, and the Occidental Master Retirement Trust each owned an undivided interest in a separate international growth fund managed by Baillie Gifford (Baillie Gifford MTIA). Effective March 28, 2024 the Baillie Gifford MTIA was terminated and, unless the participant elected otherwise, its funds in the plan were mapped to the participant's applicable Target Date Funds as of that date.

Prior to August 20, 2024, the Plan and the Occidental Retirement Plan each owned an undivided interest in a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA). Effective August 20, 2024 the Bernstein MTIA was terminated and, unless the participant elected otherwise, its funds in the plan were mapped to the participant's applicable Target Date Funds as of that date.

The following table presents the Plan interest in each master trust account (amounts in thousands):

	As of December 31,
	2024	2023
Plan interest in master trust accounts:
DCP Master Trust, at fair value	$2,649,136	$2,153,157
GIC MTIA, at contract value	258,996	293,355
Baillie Gifford MTIA, at fair value	—	5,538
Bernstein MTIA, at fair value	—	68,804
Net assets	$2,908,132	$2,520,854

The following table presents the fair value of net assets held by the DCP Master Trust, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2024		2023
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of DCP Master Trust:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$872	$608	$622	$428
Common/collective trusts	3,208,851	2,238,728	2,658,879	1,830,252
Common stocks	22,797	15,905	15,233	10,486
Mutual funds	564,296	393,694	453,065	311,870
Total investments	3,796,816	2,648,935	3,127,799	2,153,036
Cash and cash equivalents	14	10	—	—
Receivables:
Accrued investment income	464	324	373	257
Total assets	3,797,294	2,649,269	3,128,172	2,153,293
Liabilities:
Due to broker for securities purchased	190	133	197	136
Total liabilities	190	133	197	136
Net assets of DCP Master Trust	$3,797,104	$2,649,136	$3,127,975	$2,153,157
Plan’s percentage interest in DCP Master Trust net assets		70%		69%

The following table presents the changes in the net assets of the DCP Master Trust, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year Ended December 31,
	2024	2023
Net appreciation in fair value of investments:
Common/collective trusts	$449,174	$447,446
Common stocks	5,570	2,675
Mutual funds	28,234	40,636
Net appreciation	482,978	490,757
Interest and dividends	14,220	12,145
Less investment expenses	(606)	(648)
Investment income	496,592	502,254

Transfers in	555,260	618,722
Transfers out	(382,723)	(497,211)
Changes in net assets	$669,129	$623,765

The following tables provide fair value measurement information for the DCP Master Trust, in which the Plan owns an undivided interest as of December 31, 2024 and 2023, as discussed in Note 3 (amounts in thousands):

	Assets at fair value as of December 31, 2024
	Level 1	Total
Common stocks	$22,797	$22,797
Mutual funds	564,296	564,296
Total assets in the fair value hierarchy	587,093	587,093

Investments measured at NAV
Short-term investment fund		872
Common/collective trusts		3,208,851
Total assets at fair value		$3,796,816

	Assets at fair value as of December 31, 2023
	Level 1	Total
Common stocks	$15,233	$15,233
Mutual funds	453,065	453,065
Total assets in the fair value hierarchy	468,298	468,298

Investments measured at NAV
Short-term investment fund		622
Common/collective trusts		2,658,879
Total assets at fair value		$3,127,799

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2024		2023
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
Investments, at contract value (see Note 4):
Short-term investment fund	$8,944	$6,259	$9,212	$6,444
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	360,227	252,092	410,146	286,925
Total investments	369,171	258,351	419,358	293,369
Receivables:
Due from broker for securities sold	—	—	8	6
Accrued investment income	922	645	37	25
Total receivables	922	645	45	31
Total assets	370,093	258,996	419,403	293,400
Liabilities:
Accrued expenses	—	—	64	45
Total liabilities	—	—	64	45
Net assets of GIC MTIA	$370,093	$258,996	$419,339	$293,355
Plan’s percentage interest in GIC MTIA net assets		70%		70%

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2024	2023
Interest Income	$11,581	$13,247
Less investment expenses	(386)	(427)
Total investment income	11,195	12,820

Transfers in	39,934	37,538
Transfers out	(100,375)	(102,349)
Changes in net assets	$(49,246)	$(51,991)

The following table presents the fair value of the net assets held by the Baillie Gifford MTIA, in which the Plan owned an undivided interest as of December 31, 2023 (amounts in thousands). The investment in the Baillie Gifford MTIA was terminated in March 2024.

	As of December 31,
	2023
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of Baillie Gifford MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Collateral received for securities loaned	$4,309	$435
Short-term investment fund	678	68
Common stocks	52,792	5,334
Preferred stocks	975	99
Total investments	58,754	5,936
Cash and cash equivalents	253	26
Receivables:
Due from broker for securities sold	53	5
Accrued investment income	103	10
Foreign currency contracts	30	3
Total receivables	186	18
Total assets	59,193	5,980
Liabilities:
Due to broker for securities purchased	38	4
Payable under securities lending agreement	4,309	435
Foreign currency contracts	30	3
Total liabilities	4,377	442
Net assets of Baillie Gifford MTIA	$54,816	$5,538
Plan’s percentage interest in Baillie Gifford MTIA net assets		10%

The following table presents the changes in the net assets of the Baillie Gifford MTIA, in which the Plan owned an undivided interest as of December 31, 2023, as stated in the table above (amounts in thousands). The investment in the Baillie Gifford MTIA was terminated in March 2024.

	Year ended December 31,
	2024	2023
Net appreciation (depreciation) in fair value of investments:
Foreign currency transactions	$(8,733)	$783
Common stocks	11,291	5,226
Preferred stocks	—	(232)
Net appreciation	2,558	5,777
Interest and dividends	186	508
Less investment expenses	(70)	(261)
Investment gain	2,674	6,024

Transfers in	—	11,406
Transfers out	(57,490)	(7,901)
Changes in net assets	$(54,816)	$9,529

    The following table provides fair value measurement information for the Baillie Gifford MTIA, in which the Plan owned an undivided interest as of December 31, 2023, as discussed in Note 3 (amounts in thousands). The investment in the Baillie Gifford MTIA was terminated in March 2024.

	Assets at fair value as of December 31, 2023
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$4,309	$4,309
Common stocks	52,792	—	52,792
Preferred stocks	975	—	975
Foreign currency contracts	—	30	30
Total assets in the fair value hierarchy	53,767	4,339	58,106

Investments measured at NAV
Short-term investment fund			678
Total assets at fair value			$58,784

	Liabilities at fair value as of December 31, 2023
	Level 1	Level 2	Total
Foreign currency contracts	$—	$30	$30
Total liabilities at fair value	$—	$30	$30

Prior to the investment being terminated in March 2024, the Baillie Gifford MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with the Department of Labor’s collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Baillie Gifford MTIA securities loaned was approximately $4,122,000 as of December 31, 2023. Cash collateral of approximately $4,309,000 was held as of December 31, 2023, with an offsetting liability.  Income earned during 2024 and 2023 was approximately $1,000 and $11,000, respectively, net of bank fees of approximately $1,000 and $6,000 respectively. This income is included as interest income for the Baillie Gifford MTIA.

Prior to the investment being terminated in March 2024, the Baillie Gifford MTIA used foreign currency derivatives to reduce foreign currency risk. The Baillie Gifford MTIA did not designate these swaps as hedging instruments. Approximately $92,000 net gain and $16,000 net loss from these derivatives were recognized in net appreciation (depreciation) for the year ended December 31, 2024 and 2023, respectively.

The following table shows the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2023 (dollar amounts in thousands). The investment in the Baillie Gifford MTIA was terminated in March 2024.

	December 31, 2023
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
DKK	—	—	204	6.733017

The Baillie Gifford MTIA's foreign currency swaps outstanding as of December 31, 2023 settled in January 2024. The Baillie Gifford MTIA’s derivative instruments did not require collateral by either party. All of the Baillie Gifford MTIA’s derivative transactions were in the OTC market and as a result, were subject to counterparty credit risk to the extent the counterparty was unable to meet its settlement commitments. The Baillie Gifford MTIA’s sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owned an undivided interest as of December 31, 2023 (amounts in thousands). The investment in the Bernstein MTIA was terminated in August 2024.

	As of December 31,
	2023
	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Collateral received for securities loaned	$5,637	$5,162
Short-term investment fund	2,053	1,880
Common stocks	73,428	67,239
Total investments	81,118	74,281
Receivables:
Due from broker for securities sold	480	440
Accrued investment income	91	83
Total receivables	571	523
Total assets	81,689	74,804
Liabilities:
Due to broker for securities purchased	403	369
Payable under securities lending agreement	5,637	5,162
Other	512	469
Total liabilities	6,552	6,000
Net assets of Bernstein MTIA	$75,137	$68,804
Plan’s percentage interest in Bernstein MTIA net assets		92%

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owned an undivided interest as of December 31, 2023, as stated in the table above (amounts in thousands). The investment in the Bernstein MTIA was terminated in August 2024.

	Year ended December 31,
	2024	2023
Net appreciation (depreciation) in fair value of investments:
Common stocks	$2,758	$4,364
Interest and dividends	1,073	1,459
Less investment expenses	107	(780)
Investment income	3,938	5,043

Transfers in	3,431	5,276
Transfers out	(82,506)	(14,967)
Changes in net assets	$(75,137)	$(4,648)

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owned an undivided interest as of December 31, 2023 as discussed in Note 3 (amounts in thousands). The investment in the Bernstein MTIA was terminated in August 2024.

	Assets at fair value as of December 31, 2023
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$5,637	$5,637
Common stocks	73,428	—	73,428
Total assets in the fair value hierarchy	73,428	5,637	79,065

Investments measured at NAV
Short-term investment fund			2,053
Total assets at fair value			$81,118

Prior to the investment being terminated in August 2024, the Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income. Details of the Securities Lending Program are discussed above.

The fair value of the Bernstein MTIA securities loaned was approximately $5,432,000 as of December 31, 2023. Cash collateral of approximately $5,637,000 was held as of December 31, 2023, with an offsetting liability. Income earned during 2024 and 2023 was approximately $2,000 and $5,000, respectively, net of bank fees of approximately $1,000 and $3,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)    Related-Party Transactions

The Trustee and Occidental are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Occidental paid approximately $841,000 and $667,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2024 and 2023, respectively.

(8)    Plan Termination

Although it has not expressed any intent to do so, Occidental has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Occidental, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status, with the exceptions of certain immaterial operational errors that have been remedied in compliance with applicable programs of the IRS or the Department of Labor.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(10)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Occidental in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2024 and 2023, approximately 17% and 22%, respectively, of total Plan investments were invested in shares of Occidental common stock.

The Plan Sponsor’s operations, financial condition, cash flows and levels of expenditures are highly dependent on oil prices and, to a lesser extent, NGL and natural gas prices, the Midland-to-Gulf-Coast oil spreads, chemical product prices and inflationary pressures in the macro-economic environment. The average WTI price per barrel for the three months ended March 31, 2025 was $71.42, compared to $70.27 for the three months ended December 31, 2024. Changes in prices could result in adjustments in capital investment levels and allocation, which impact production volumes. Oil prices may remain volatile due to geopolitical risks, the evolving macro-economic environment's impact on energy demand, future actions by OPEC and other oil producing countries, and recent tariff actions. Occidental is not able to assess the impact of any final trade agreements or implemented tariffs on its businesses. However, the implementation of these tariffs could have several implications for Occidental's business operations and financial performance. Occidental is monitoring the ongoing trade developments with the Company's supply chain team to assess the impact of any applicable tariffs.

(11)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2025 (amounts in thousands):

	As of December 31,
	2024	2023
Net assets available for benefits per the financial statements	$3,535,656	$3,275,038
Amounts allocated to withdrawing participants	(465)	(178)
Net assets available for benefits per the Form 5500	$3,535,191	$3,274,860

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2025 (amounts in thousands):

	Year ended December 31,
	2024	2023
Benefits paid to participants per the financial statements	$262,888	$215,677
Amounts allocated to withdrawing participants at December 31, 2024 and 2023	465	178
Amounts allocated to withdrawing participants at December 31, 2023 and 2022	(178)	(234)
Benefits paid to participants per the Form 5500	$263,175	$215,621

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31st, but are not yet paid as of that date.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2024
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value

	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 12,014,065 units		12,014
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 11,807,056 shares	343,704	583,387

*	Notes receivable from participants	2,186 participant loans, various maturities ranged from January 2025 to November 2034, interest rates range from 3% to 11%, balances collateralized by participant account		29,520
	Plan interest in master trust accounts:
	Oxy Defined Contribution Plan Master Trust Account	Participation in master trust agreement		2,649,136
	Guaranteed Investment Contracts Master Trust	Master trust investment account, 12,095,035 units		258,996
		Total Plan interest in master trust accounts		2,908,132
		Total		$3,533,053

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party-in-interest, as defined by ERISA.

See accompanying independent auditor’s report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2024
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	192 Acquisitions	$115,971	$—	$—	$—	$115,971	$115,971	$—
	291 Dispositions	$—	$115,595	$—	$—	$115,595	$115,595	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Michele Oubre
Michele Oubre - Chair of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 27, 2025

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm